UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 13G/A

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                              SCM Microsystems Inc.
             -------------------------------------------------------
                                (Name of issuer)

                                  Common Stock
             -------------------------------------------------------
                         (Title of class of securities)

                                    784018103
             -------------------------------------------------------
                                 (CUSIP number)

                                December 31, 2000
             -------------------------------------------------------
             (Date of Event which requires filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this schedule is filed:

                                ( ) Rule 13d-1(b)
                                (x) Rule 13d-1(c)
                                ( ) Rule 13d-1(d)

-------------------                                            -----------------
CUSIP No. 784018103                   13G                      Page 2 of 6 Pages
-------------------                                            -----------------

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) ( )
                                                                         (b) ( )
--------------------------------------------------------------------------------
3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
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NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                       30,571
REPORTING                 ------------------------------------------------------
PERSON WITH                  6      SHARED VOTING POWER

                                    1,074,322
                          ------------------------------------------------------
                             7      SOLE DISPOSITIVE POWER

                                    30,571
                          ------------------------------------------------------
                             8      SHARED DISPOSITIVE POWER

                                    1,168,512
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,199,083
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      ( )
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.5%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
--------------------------------------------------------------------------------

Item 1(a). Name of Issuer:

           SCM Microsystems Inc. (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

           The address of the Issuer's principal executive offices is 160 Knowles Drive, Los Gatos, California 95032.

Item 2(a). Name of Person Filing:

           This statement is filed on behalf of Deutsche Bank AG ( the "Reporting Person").

Item 2(b). Address of Principal Business Office or, if none, Residence:

           The  principal   place  of  business  of  the  Reporting   Person  is
Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

Item 2(c). Citizenship:

           The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d). Title of Class of Securities:

           The title of the securities is Common Stock (the "Common Stock").

Item 2(e). CUSIP Number:

           The CUSIP number of the Common Stock is set forth on the cover page.

Item 3.    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
           (c), check whether the person filing is a:

           (a) ( )    Broker or dealer registered under section 15 of the Act;

           (b) ( )    Bank as defined in section 3(a)(6) of the Act;

           (c) ( ) Insurance Company as defined in section 3(a)(19) of the Act;

           (d) ( ) Investment Company registered under section 8 of the Investment Company Act of 1940;

           (e) ( )    An  investment  adviser  in  accordance  with  Rule  13d-1
                      (b)(1)(ii)(E);

           (f) ( ) An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

           (g) ( ) A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

           (h) ( ) A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

           (i) ( )    A church plan that is excluded  from the  definition of an
                      investment   company   under   section   3(c)(14)  of  the
                      Investment Company Act of 1940;

           (j) ( )    Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

           If this statement is filed pursuant to Rule 13d-1 (c), check this box. (x)

Item 4.    Ownership.

           (a)        Amount beneficially owned:

                                 The  Reporting  Person  owns the  amount of the
                      Common Stock as set forth on the cover page.

           (b)        Percent of class:

                                 The Reporting Person owns the percentage of the
                      Common Stock as set forth on the cover page.

           (c)        Number of shares as to which such person has:

                      (i)        sole power to vote or to direct the vote:

                                            The  Reporting  Person  has the sole
                                 power to vote or direct the vote of the Common Stock as set forth on the cover page.

                      (ii)       shared power to vote or to direct the vote:

                                            The Reporting  Person has the shared
                                 power to vote or direct the vote of the Common Stock as set forth on the cover page.

                      (iii)      sole   power  to   dispose  or  to  direct  the
                                 disposition of:

                                            The  Reporting  Person  has the sole
                                 power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                      (iv) shared power to dispose or to direct the disposition of:

                                            The Reporting  Person has the shared
                                 power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Except for the Common Stock over which the Reporting Person exercises sole disposition and voting power, investment management clients of the Reporting Person's subsidiaries have the ultimate right to dividends from the Common Stock held on their behalf and the proceeds from the sale of the Common Stock held on their behalf.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           The following are subsidiaries of the Reporting Person which acquired Common Stock included in the figure on the cover page: DWS Investment GmbH; DWS (Austria) Investmentgesellschaft mbH; DWS Investment Management S.A. Luxemburg; Deutsche Asset Management Limited; Deutsche Asset Management (International) Limited; Deutsche Asset Management Investment Services Limited; Deutsche Asset Management Investmentgesellschaft GmbH; Deutsche Asset Management SA, Paris; Deutsche Asset Management SGR SpA; and Deutsche Asset Management International GmbH.

Item 8.    Identification and Classification of Members of the Group.

           Not applicable.

Item 9.    Notice of Dissolution of Group.

           Not applicable.

Item 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2001

                                             DEUTSCHE BANK AG

                                             By: /s/ Karl-Heinz Baumann
                                                --------------------------------
                                                Name:      Karl-Heinz Baumann
                                                Title:     Director

                                             By: /s/ Christoph Kirschhofer
                                                --------------------------------
                                                Name:      Christoph Kirschhofer
                                                Title:     Director